3-24-2004

cm 3/23

SECUR[barcode]IMISSION

04017578

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23489

FEB 27 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN - Newman & Associates, Inc. NN-GMAC Commercial Holding Capital Markets Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3700
(No. and Street)

Denver CO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Watts (303) 293-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000 Denver CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newman and Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Watts

Signature

Senior Vice President & Chief Financial Officer

Title

Angela Brandenstein

Notary Public

My Commission Expires 4/11/2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
GMAC Commercial Holding Capital Markets Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
January 30, 2004

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates)

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Cash and cash equivalents	$	39,638
Cash segregated under SEC regulations		199,635
Receivables:		
Affiliates		19,484,641
Brokers and dealers		709,400
Customers		21,443,551
Remarketing fees		1,111,939
Interest		1,062,544
Other		16,681
Investment securities:		
Corporate bonds		1,400,663
Municipal bonds		45,472,960
Mortgage backed securities		5,127,277
Other		59,535
Prepaid expenses and other		416,887
Deferred underwriting fees		2,099,935
Deferred tax asset		1,032,000
Total Assets	$	99,677,286
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	4,272,944
Payable to customers		21,142,726
Accrued compensation and bonuses		9,239,103
Income taxes payable, primarily to an affiliate		6,198,494
Total Liabilities		40,853,267
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding		301,500
Capital in excess of par value		15,701,719
Retained earnings		42,820,800
Total Shareholder's Equity		58,824,019
Total Liabilities and Shareholder's Equity	$	99,677,286

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATIONS

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates) (the "Company"), is a wholly-owned subsidiary of GMAC Commercial Holding Capital Corp. ("Capital Corp."). Capital Corp. is a wholly-owned subsidiary of GMAC Commercial Holding Corp ("GMACCH"), which is in turn an indirect subsidiary of General Motors Acceptance Corporation ("GMAC"). The Company is engaged in the underwriting or private placement and trading and selling of various securities including tax-exempt municipal, taxable debt, and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects, asset backed transactions or emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission ("SEC") as a general securities broker/dealer and is a member of the National Association of Securities Dealers, Inc. The following is a summary of the Company's significant accounting policies applied in the preparation of the accompanying statement of financial condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Risks and uncertainties – The Company is subject to four primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, and (iv) operational risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies, and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements. The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the U.S. Treasury yield curve, as well as basis risk resulting from changes in the interest rate spread between different financial instruments, could adversely affect the Company's portfolio market value and its net income.

The Company's exposure to liquidity risk arises primarily from its reliance on GMAC to fund its operations. GMAC has direct access to domestic and international capital markets, carrying investment grade commercial paper ratings of F-2 (Fitch, Inc.), P-2 (Moody's), and A-2 (Standard & Poor's Rating Services) and investment grade senior debt ratings of BBB+ (Fitch), A3 (Moody's), and BBB (Standard & Poor's Rating Services) at December 31, 2003. Should GMAC's access to capital decline, there may be an adverse impact on the Company's financing cost and results of operations. The Company may be required to rely on other funding sources, which could also adversely impact the Company's financing costs and results of operations. The Company also utilizes asset-backed commercial paper that is not dependent on GMAC's credit ratings. In the event that there is a lack of capacity in the asset-backed commercial paper market, this may also adversely impact the Company's financing costs and results of operations.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, systems, facilities, or from external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices and internal control procedures.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure and interest rate and market spread volatility. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Cash and cash equivalents - Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents

Receivables – Accounts receivable from (payable to) brokers and dealers represents the contract value of unsettled securities transactions and joint account balances arising from participation in underwritings.

Accounts receivable from (payable to) customers represents the contract value of settled securities transactions where delivery of the securities or cash has not been completed.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities transactions - Investment securities are carried at market value, with unrealized holding gains and losses recorded currently in the Statement of Income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Revenue recognition - Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete and the revenue is reasonably determinable. Remarketing fees are recognized as income as earned. The receivable for deferred underwriting represents fees earned on completed transactions which will be received by the Company over an extended period of time.

Financial instruments - The Company's financial instruments consist of cash and cash equivalents, fees and other receivables, securities owned, accounts payable and accrued liabilities. The carrying values of fees and other receivables, accounts payable and accrued liabilities approximate fair value. Securities owned are recorded at market value.

Income taxes - Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated federal tax return and applicable unitary and/or combined state income tax returns of GMAC. Income tax expense is recorded by the Company based upon the statutory tax rates applied to the Company's separate operations.

New accounting standards - In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's *Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 expands on existing disclosure requirements, and requires a company to recognize liabilities for the fair value or market value of its obligations under a guarantee when the guarantee is issued. It does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 was effective January 1, 2003 on a prospective basis only, with the exception of the disclosure requirements, which are effective for financial statements at and for the period ended December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46 titled Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 was effective immediately for entities created after January 31, 2003, and, as amended is effective for previously existing entities in either the first interim or annual period beginning after December 15, 2003 for special purpose entities ("SPES") or March 15, 2004 (for all other entities). A variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. This interpretation introduced a new consolidation model, the variable interests model, which determines control and consolidation based upon potential variability in gains and losses of the entity being evaluated for consolidation. This variable interests model requires a Company to consolidate if it has a variable interest that either absorbs a majority of the entity's expected losses or receives a majority of the entity's residual returns. As permitted, the Company elected to early-adopt FIN 46 for such entities effective July 1, 2003. In December 2003, the FASB issued FIN 46R. The Company is required to adopt FIN 46R effective January 2004. Among other matters, FIN 46R changes the calculation of variable interests as it relates to fees paid to decision makers. The Company does not expect a material impact on the Company's financial condition from the adoption of either FIN 46 or FIN 46R.

3. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $199,635 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was required to have cash on deposit based upon the December 31, 2003 computation required under Rule 15c3-3 of $342,481. A deposit of $150,000 was made to the special reserve bank account according to regulation on January 2, 2004.

4. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings with a credit limit of $20.0 million. Borrowings under this agreement bear interest at the published broker call rate. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2003.

5. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2003, the deferred tax asset related primarily to salaries and bonuses recorded for book purposes in advance of when tax deductions will be taken. A valuation allowance has not been established against the Company's deferred tax assets at December 31, 2003 because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure about Derivative Financial Instruments,* requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off-balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2003 and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2003, are as follows:

	Carrying Amount	Fair Value
Financial Assets:		
Cash and cash equivalents	$ 39,638	$ 39,638
Cash segregated under SEC regulations	199,635	199,635
Receivables	45,928,691	45,928,691
Investment securities:		
Corporate bonds	1,400,663	1,400,663
Municipal bonds	45,472,960	45,472,960
Mortgage backed securities	5,127,277	5,127,277
Other	59,535	59,535
Financial Liabilities:		
Accounts payable to customers	21,142,726	21,142,726
Accounts payable and accrued liabilities	4,272,944	4,272,944
Accrued compensation and bonuses	9,239,103	9,239,103

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents - The carrying amount approximates fair value because of the short term nature of the instrument.

Cash segregated under SEC regulations - The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables - The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment securities - The carrying value of investment securities and restricted securities, approximate their fair value. Fair value is determined based on published rates or dealer price quotations and through pricing models. Pricing models consider the time value of money and other economic factors that influence the value of such related financial instruments.

Accounts payable to customers - The carrying amount approximates fair value because of the short term nature of the payables.

Accounts payable and accrued liabilities and accrued compensation and bonuses - The carrying amount approximates fair value because of the short term nature of the liabilities.

7. EMPLOYEE BENEFIT PLANS

The Company participates in a noncontributory defined benefit retirement plan established for all entities within GMAC Mortgage Group, Inc., the parent of GMACCH.

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within GMAC Mortgage Group, Inc. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations.

8. OTHER RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money borrowed by the Company from GMAC Commercial Mortgage Corporation ("GMACCM"), a wholly-owned subsidiary of GMACCH, for the purpose of funding operations and carrying securities inventory. The Company is charged interest expense on these borrowings based on GMACCM's cost of funds (approximately 1.60% at December 31, 2003).

The Company recorded approximately $2.1 million of interest expense during 2003 related to the GMACCM borrowings, with interest payable at December 31, 2003 of approximately $95,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

10. COMMITMENTS AND CONTINGENCIES

Leases - The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2003 are as follows:

Year Ending December 31:	
2004	$ 1,702,675
2005	1,577,747
2006	1,397,873
2007	1,258,499
2008	1,170,761
Thereafter	-
	$ 7,107,555

Remarketing agreements - The Company has agreed to serve as remarketing agent on 547 variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities which may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security. If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities outstanding under these agreements was approximately $6.9 billion as of December 31, 2003. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

Guarantees - the Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FIN 45 under which it could be required to make payments to third parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statements, either because the indemnification existed prior to January 1, 2003 and is therefore not subject to the measurement requirements of FIN 45, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation - The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

11. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Company's aggregate debit items were $21,443,551; therefore, the Company's net capital requirement was $428,871. Net capital at December 31, 2003 was $27,356,882, resulting in net capital in excess of the requirement of $26,928,011. Net capital in excess of the 5% aggregate debit rule was $26,284,704 at December 31, 2003.